

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 22, 2018

Drake Mills
Chairman, President and Chief Executive Officer
Origin Bancorp, Inc.
500 South Service Road East
Ruston, LA 71270

> **Re:** **Origin Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 26, 2018**
> **CIK No. 0001516912**

Dear Mr. Mills:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2.   We note that your Summary includes a discussion of your competitive strengths and banking strategy. Please balance this disclosure by including a brief summary of the most significant risks that your business faces in this section of your prospectus.

Selected Historical Consolidated Financial Data, page 11

3.   You disclose a non-GAAP financial measure described as "Pre-tax pre-provision income." Please tell us why the provision for loan losses is not a part of your core operations. Please refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance and Item 10(e)(ii)(B) of Regulation S-K. Please make conforming changes to your disclosure on page 75.

Risk Factors

Risks Related to Our Business

Material weakness in our financial reporting or internal controls could result in a material misstatement in our financial statements and negatively affect investor confidence, page 26

4.   Please revise to disclose in more specific detail the material weaknesses relating to the allowance for loan losses and the provision for income taxes. Please disclose any adjustments made as well as the remedial measures taken to address these material weaknesses.

Cautionary Note Regarding Forward-Looking Statements, page 41

5.   Please either delete your references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act or disclose that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the statements made in connection with this offering. Please refer to Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 for guidance.

Use of Proceeds, page 43

6.   We note your disclosure on page 121 that the redemption of your SBLF preferred stock is subject to the prior approval of the Federal Reserve. Please disclose the status of this approval and, if material, your intended uses of proceeds if approval cannot be obtained in a timely fashion or at all.

Dilution, page 47

7.   Please revise the table on page 48 to disclose the effective cash costs of your common stock for officers, directors, promoters and affiliated persons, acquired in transactions during the past five years or for which they have the right to acquire, if materially different from the effective cash costs of your existing shareholders as of December 31, 2016. Please refer to Item 506 of Regulation S-K, for guidance.

Executive Compensation, page 104

8.   Please update to disclose information for your last completed fiscal year. Please refer to Item 402(m) of Regulation S-K.

Principal Shareholders, page 112

9.   Please revise footnote (1) to disclose the number of shares of common stock underlying your Series D preferred stock that will be convertible within 60 days of completion of the offering. Please refer to Instruction 1 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1) for guidance.

Certain Relationships and Related Party Transactions

Agreements with Certain Institutional Investors

Non-Dilution Rights, page 115

10.   Please disclose whether Pine Brook affiliates, Castle Creek or Banc Fund affiliates intend to exercise their rights to purchase a pro rata share of securities issued in your initial public offering, the timing for this decision and the manner in which such shares would be issued.

Notes to Consolidated Financial Statements

Note 10 – Income Taxes, page F-29

11.   Please tell us the reasons for the change in the method of tax accounting for originated mortgage servicing rights, IRC section 475 securities, deferred rent and tenant improvement allowances for certain leases and how these changes resulted in the generation of operating losses and credit carryforwards for the 2016 tax year.

12.   Please tell us about the nature of the income tax receivable true-ups of $2.5 million and the return to provision adjustments of ($1.0) million in 2016. Please also tell us the factors that resulted in the true-ups and adjustments in 2016.

Note 13 – Stock and Incentive Compensation Plans, page F-34

13.   You disclose that you recognize compensation for stock option grants based on the grant date fair value. Please disclose the method and the assumptions used to determine the grant date fair value of your stock option grants. Please refer to ASC 718-10-50.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Geoffrey S. Kay, Esq.